September 11, 2017

Ashley Vroman-Lee

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:	Dupree Mutual Funds
File Nos. 811-02918, 002-64233

Dear Ms. Vroman-Lee:

On September 6, 2017, you provided oral comments with respect to the preliminary proxy statement pursuant to Section 14A (“Proxy Statement”) filed by Dupree Mutual Funds (the “Trust”) on August 28, 2017. We have set forth below the text of each comment, followed by the Trust’s responses, which the Trust has authorized Thompson Hine LLP to make on its behalf.

Comment 1:	Please provide a cover letter to accompany all future filings.

Response:	The Trust will provide a cover letter with all future filings.

Comment 2:	On page 3 of the Proxy Statement, in accordance with Item 22(b)(3) of Schedule 14-A, briefly describe why the Board believes the Nominees should serve as trustees of the Fund.

Response:	The Trust has revised the disclosure at the top of page 3 to state as follows:

“The Board believes each Nominee possesses experiences, qualifications, and skills valuable to the Trust. Each Nominee has substantial business experience, effective leadership skills and the ability to critically review, evaluate and assess information. Each Nominee is an incumbent trustee with intimate knowledge of, and experience with, the Funds’ investment objectives and strategies. For these reasons, and for the reasons set forth below detailing the specific experience, qualifications, attributes and skills of each Nominee, the Board concludes that each Nominee should serve as a Trustee of the Trust.

Comment 3:	Explain why the Trust, and not the Adviser, should bear the costs of the solicitation.

Philip.Sineneng@ThompsonHine.com F: 614.469.3361 O: 614.469.3217
THOMPSON HINE LLP ATTORNEYS AT LAW	41 South High Street Suite 1700 Columbus, Ohio 43215-6101	www.ThompsonHine.com O: 614.469.3200 F: 614.469.3361

Ashley Vroman-Lee

September 11, 2017

Response:

The cost of solicitation is a Trust-level expense because the proposed proxy statement relates to the election of the trustees of the Trust, and to the amendment of the Agreement and Declaration of Trust. Neither of those matters were initiated at the Adviser’s behest.

If you have any questions or additional comments, please call Michael Wible at (614) 469-3297 or Philip Sineneng at (614) 469-3217.

Very truly yours,

/s/ Philip B. Sineneng

Philip B. Sineneng